UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-147167

OPEXA THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

2635 Technology Forest Blvd., The Woodlands, TX  77381    (281) 272-9331

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

Series E Common Stock Purchase Warrants (CUSIP: 68372T 11 1)

(Title of each class of securities covered by this Form)

Common Stock (CUSIP:  68372T 20 2)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)	☒
Rule 12h-3(b)(2)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:                                            Zero (0) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Opexa Therapeutics, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 4, 2013	OPEXA THERAPEUTICS, INC.

	By:	/s/ Neil K. Warma
Neil K. Warma
President & Chief Executive Officer